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Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

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June 26, 2018

Mr. John Reynolds
Mr. Blaise Rhodes
Mr. Raj Rajan
Mr. Jonathan Burr
Ms. Brigitte Lippmann
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	111, Inc. (CIK No. 0001738906)
Draft Registration Statement on Form F-1
Response to the Comment Letter Dated June 13, 2018

Dear Mr. Reynolds, Mr. Rhodes, Mr. Rajan, Mr. Burr and Ms. Lippmann:

On behalf of our client, 111, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 13, 2018.  Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on May 17, 2018, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.  We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to addressing the comments contained in the Staff’s letter dated June 13, 2018, the Company has updated the Revised Draft Registration Statement to include the Company’s unaudited interim financial statements and related financial information for the three months ended March 31, 2017 and 2018 and as of March 31, 2018.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

2.                                      We note that throughout the prospectus you include industry data and certain financial information only in Renminbi. Please include the U.S. dollar equivalent.

In response to the Staff’s comment, the Company has updated the Revised Draft Registration Statement to include the referenced currency translation.

Prospectus Summary, page 1

3.                                      We note your references, in this location and elsewhere, to an industry report prepared by Frost & Sullivan, which was used to prepare this registration statement. Please provide us with a copy of the report, clearly marked to highlight the applicable portion or section of the report and cross-referenced to the appropriate location in the filing. Otherwise, please confirm to us that your sources are widely available to the public. Additionally, please revise the industry data disclosure to provide the date of the sources.

In response to the Staff’s comment, the Company encloses as Annex I an index that sets forth the relevant industry and market data from the industry report prepared by Frost & Sullivan and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to marked copies of the underlying supporting materials. The Company is also delivering to the Staff today two marked copies of the Frost & Sullivan report that shows the specific language supporting each relevant statement in the prospectus. The Company has made updates on pages 1, 82, 110, 112, 122 of the Revised Draft Registration Statement to provide the respective dates of the sources.

4.                                      We note your disclosure regarding the description of your New Retail Platform as well as your smart supply chain and cloud-based solutions. Please revise the summary to present the subject matter in clear, concrete, everyday words. Refer to Rule 421 of Regulation C. In this regard, please clarify the services your offer to consumers, pharmacies, pharmaceutical manufacturers and medical professionals.

In response to the Staff’s comment, the Company has made updated disclosure on pages 1 and 110 of the Revised Draft Registration Statement.

Summary Operating Data, pages 11 and 76

5.                                      We note you present here operating metrics GMV, Average revenue per consumer and Quarterly repurchase rate. Please tell us and revise to disclose in detail what each metric represents, how they are computed, underlying assumptions, your inclusion or exclusion of discounts, returns, etc., and identify separately GMV associated with sales by third-party sellers on your online platform. In addition, please disclose how these metrics are used by management, useful to investors and their limitations.

The Company respectfully advises the Staff that the definition, computation methodology and key assumptions for each referenced metric have been included in the Conventions on page 7 as well as the applicable footnotes on pages 14 and 81 where these metrics are presented in tabular form.  In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 13 and 80 of the Revised Draft Registration Statement to further define the computation methodology and disclose how these metrics are used by management and their limitations, in order to facilitate the investors’ understanding.

In response to the Staff’s comment #6, the Company has supplementally provided the breakdown of GMV associated with sales by third-party sellers on its marketplace platform in the requested reconciliation table.  The Company also respectfully advises the Staff that there was no GMV associated with sales by third-party sellers on its marketplace platform for B2B business segment in 2016 and 2017.

6.                                      Please provide us the computations of the operating metrics presented here and a reconciliation of GMV to net product revenues for each period presented.

The Company respectfully advises the Staff that, as indicated in its response to the Staff’s comment #5 above, computation methodology has been disclosed on pages 7, 13, 14, 80 and 81 of the Revised Draft Registration Statement. The Company supplementally furnishes the requested reconciliation of GMV to net product revenues for the periods presented as follows:

GMV to net product revenue reconciliation

(RMB ‘000)	2016	2017	1Q2017	1Q2018
B2C GMV	1,216,331	1,358,669	292,190	315,445
B2C Direct Sales GMV	1,018,391	1,007,546	222,697	224,687
Less: tax and surcharges	(148,030)	(145,219)	(28,547)	(30,308)
B2C segment product revenues	870,361	862,327	194,150	194,379

B2C Marketplace GMV	197,940	351,123	69,493	90,758

B2B GMV	—	100,754	—	161,907
B2B Direct Sales GMV	—	100,754	—	160,507
Less: tax and surcharges	—	(13,864)	—	(27,891)
B2B segment product revenues	—	86,890	—	132,616

B2B Marketplace GMV	—	—	—	1,400

Risk Factors

Risks Related to Doing Business in China, page 37

7.                                      Please expand your risk factors to address the risks associated with the limited ability of U.S. regulators to conduct investigations and inspections within China.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 48 of the Revised Draft Registration Statement.

Certain judgments obtained against us by our shareholders may not be enforceable, page 53

8.                                      We note your disclosure that the deposit agreement provides shareholders the right to submit claims against the company to arbitration. Please describe these provisions in greater detail under the “Description of American Depositary Shares” section.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 180 of the Revised Draft Registration Statement. The Company also respectfully advises the Staff that it has not engaged a depositary, and plans to do so in the proximity of its public filing of registration statement on Form F-1. The proposed disclosure remains subject to review and update, if needed, according to the deposit agreement to be entered into between the Company and the engaged depositary.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, page 57

9.                                      We note that you plan to apply for listing on an either the New York Stock Exchange or Nasdaq Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then please revise this risk factor or provide a separate risk factor that discloses this reliance and describes the corporate governance matters affected.

The Company respectfully advises the Staff that the Company does not have any immediate plan to follow home country requirements so far as corporate governance issues are concerned. To the extent that such need arises prior to or after the Company’s initial public offering, the Company undertakes to make all required disclosure in the registration statement or in its annual report on Form 20-F.

Capitalization, page 63

10.                               Please revise to disclose in detail the adjustments made in arriving at the pro forma and pro forma as adjusted amounts.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 66 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

11.                               Please discuss any known trends or uncertainties that are reasonably likely to have a material effect on your profitability. For example, we note that your total operating costs and expenses for the past two fiscal years exceeded your total net revenues for the comparable periods. If this is a known trend that is reasonably likely to continue, please disclose. See Part I, Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 83 and 85 of the Revised Draft Registration Statement.

Results of Operations

Net Revenues, page 83

12.                               We note your disclosure that your product revenues increased by 9.1% and service revenue increased by 195.5%. Please discuss in detail (i) the primary drivers that contributed to this growth and (ii) discuss any known material trends, seasonal effects and uncertainties.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 83, 85, 90 and 91 of the Revised Draft Registration Statement.

Operating costs and expenses, page 84

13.                               Please expand your disclosures to discuss in detail the business reasons for the significant decline in various categories of your operating costs and expenses in 2017. In circumstances where there is more than one business reason for a change between periods, please also quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 91 and 92 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 86

14.                               Please disclose material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 94 of the Revised Draft Registration Statement.

Operating Activities, page 87

15.                               Please revise to include a robust discussion describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. The disclosures should also include a discussion of the underlying reasons for changes in working capital items (e.g., accounts receivable, inventories, accounts payable, etc.) that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has made the referenced disclosure on page 95 of the Revised Draft Registration Statement.

PRC Regulation, page 125

16.                               Please revise your disclosure under this heading as follows:

•                  Make clear the classification of your wholly-owned and 70% owned PRC subsidiaries under the Guidance Catalogue of Industries for Foreign Investment; and

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 133 of the Revised Draft Registration Statement.

•                  Make clear the status of each PRC entity under the Provisional Filing Administrative Measures of Establishment and Modifications for Foreign Investment Enterprises. Also, please clarify whether any updates have been made to such filings, as necessary.

The Company respectfully advises the Staff that, according to the Provisional Filing Administrative Measures on Establishment and Modifications for Foreign Investment Enterprises, the establishment and modifications of foreign-invested enterprises that are not subject to special entry administrative measures are required to file with, instead of obtaining approval from, the delegated commerce authorities.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 133 of the Revised Draft Registration Statement.

Governing Law/Waiver of Jury Trial, page 172

17.                               Please clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the Revised Draft Registration Statement to clarify that the waiver of the right to a jury trial does not apply to claims made under the federal securities laws.

Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Principal activities, page F-7

18.                               We note your disclosure that you accounted for the contractual arrangements and related transactions akin to a reorganization of entities under common control. Please explain and expand your disclosure to describe the nature of the control relationship between the entities prior to the transactions. Please refer to ASC 805-50-50-4 and ASC 850-10-50-6 for guidance.

The Company respectfully advises the Staff that formation of the VIEs was undertaken in a manner similar to an equity restructuring, which was necessary to comply with PRC rules.  All equity interest holders are in the same economic position before and after the reorganization even though no individual owner controlled the entity, and as such the reorganization lacks economic substance.  The Company believes the accounting for this type of transaction was addressed by Donna L. Coallier, the then professional accounting fellow in the SEC’s Office of the Chief Accountant, in her remarks at the 1997 Twenty-Fifth Annual National Conference on Current SEC Developments:

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

[I]f the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

The Company concludes that the economic ownership was not impacted by the reorganization as there is no change in the percentage of economic ownership held by the shareholders in the Company as compared to the percentage of economic ownership held in the VIEs before the transaction. Therefore, it believes accounting for the transaction at historical cost by analogy to the guidance in “Transactions Between Entities Under Common Control” subsections of ASC 805-50, is consistent with the economic substance of the reorganization, which is akin to an equity restructuring with no change in ownership.

In response to the Staff’s comment, the Company has expanded the referenced disclosure in Note 1 on page F-7 of the Revised Draft Registration Statement.

2. Summary of Principal Accounting Policies, page F-11

(b) Basis of consolidation, page F-9

19.                               We note you entered into several agreements with Yihao Pharmacy and its nominee shareholders. Please disclose the duration and expiry date of each of the agreements.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages F-9 and F-10 of the Revised Draft Registration Statement.

20.                               We note your disclosure that you are the primary beneficiary of Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang (VIEs) and consolidate their operations, assets and liabilities. Please provide us with a robust analysis on how you determined that you are the primary beneficiary of the VIEs and revise your disclosures as appropriate. Your expanded disclosure should address how you are entitled to receive substantially all economic benefits attributable to VIEs or absorb a majority of the VIE’s losses. Refer to FASB ASC 810-10-25-38. In addition, provide the disclosures outlined in FASB ASC 810-10-50-5A, as applicable.

The Company respectfully advises the Staff that it has concluded that it is the primary beneficiary of VIEs based on an analysis of the contractual arrangements in place against the factors enumerated in ASC 810-10-15-14 and ASC 810-10-25-38A, as follows:

•           The Company concluded that Yihao Pharmacy, Yihao Pharmaceutical Chain and Shanghai Yaowang (the “Operating Entities”) are VIEs according to ASC 810-10-15-14, as analyzed as follows:

In determining whether the Operating Entities are VIEs, the Company considered the guidance in ASC 810-10-15-14, which states, in part, that “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist”. The Company concluded that the Operating Entities are VIEs on the basis that more than one of the conditions exists. Specifically, under the contractual arrangements, the shareholders (1) lack the ability to make decisions about the Operating Entities’ activities that have a significant effect on their success through the Proxy Agreement, which has irrevocably authorized WFOE or any person designated by WFOE to act as its attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in VIEs; and (2) lack the right to receive the expected residual returns by virtue of the Exclusive Support Services Agreements under which WFOE is entitled to the service fee in an amount equivalent to the balance calculated as quarterly revenue minus expenses of the Operating Entities on a quarterly basis, which is substantially all of the residual returns. In summary, the equity ownership interests of the Operating Entities’ shareholders lack the characteristics of a controlling financial interest, as such, the Operating Entities are considered VIEs pursuant to the criteria set forth in ASC 810-10-15-14 and are subject to consolidation pursuant to ASC 810-10-25-38A.

•              In response to the Staff’s comment, the Company concluded that it is the primary beneficiary of the VIEs according to ASC 810-10-25-38A, which states as follows:

A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

The Company concluded that it is the primary beneficiary, based on the following analysis:

The Company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance. Specifically, the Proxy Agreement has irrevocably authorized the WFOE to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in the VIEs, including but not limited to, the right to attend shareholder meetings on behalf of such shareholder, the right to vote, the right to manage the VIEs and the right to appoint legal representatives, directors and other management. According to the articles of association of the VIEs, day-to-day management of the VIEs is conducted by the general managers of the VIEs, who shall be nominated by the board of directors and the board members are appointed by the shareholders of the VIEs. All the significant transactions of the VIEs are subject to the approval of the shareholders. In addition, this agreement may not be terminated without the consent of the WFOE, so the shareholders have no ability to terminate this agreement and remove the WFOE as the party with power. As such, the Proxy Agreement effectively conveys the power of the shareholders to direct the activities of the VIEs to the WFOE.

In addition, the Exclusive Option Agreement has irrevocably granted the WFOE or any third party designated by the WFOE an exclusive option to purchase all or part of their respective equity interests in the VIEs at zero price or the lowest price permitted under PRC laws then in effect. Without the WFOE’s prior written consent, the VIE shareholders are prohibited from selling, pledging, or otherwise disposing of any equity interest in the VIEs. The Company considers that this purchase option effectively provides the WFOE with a substantive kick-out right of the VIE shareholders, given that the WFOE has the ability to change the VIE shareholders that legally own the shares at the discretion of WFOE. In order to determine whether this represents a substantive kick-out right, the Company considered the guidance in ASC 810-10-25-14A as follows:

The parties holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights. Barriers include, but are not limited to, the following:

1) Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise

Company Analysis: As advised by PRC Counsel, pursuant to the terms of the Exclusive Option Agreement, the kick-out rights cannot be unilaterally revoked by the shareholder and the WFOE can unilaterally exercise its rights at any time under any circumstance within the valid period of the Exclusive Option Agreement, and for any reason it deems fit.

2) Financial penalties or operational barriers associated with replacing the decision maker that would act as a significant disincentive for removal

Company Analysis: There are no operational barriers or financial penalties that would act as a significant disincentive for the WFOE to exercise its rights under the contract and as such, this criteria is not met.

3) The absence of an adequate number of qualified replacement decision makers or inadequate compensation to attract a qualified replacement

Company Analysis: As advised by PRC Counsel, other than being a PRC entity (i.e. a PRC citizen or a registered company without foreign investment), there are no barriers to being a shareholder of the Operating Entities, and as such this criteria is not met.

4) The absence of an explicit, reasonable mechanism in the contractual arrangement, or in the applicable laws or regulations, by which the parties holding the rights can call for and conduct a vote to exercise those rights

Company Analysis: As advised by PRC Counsel, transferring the equity ownership interest from one PRC entity to another requires executing a share transfer agreement and registering such transfer with the local SAIC branch, such registration is considered standard formalities and no governmental approval is required by the local SAIC branch to effect a transfer.  In order to affect such a transfer, the WFOE need only exercise its rights under the Exclusive Option Agreement, and as such, criteria is not met.

5) The inability of parties holding the rights to obtain the information necessary to exercise them.

Company Analysis: No information is required to exercise the right under the Exclusive Option Agreement. As advised by PRC Counsel, transferring the equity ownership interest from one PRC entity to another requires executing a share transfer agreement and registering such transfer with the local SAIC branch, and as such, this criteria is not met.

In summary, the Company, through the WFOE, has obtained the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through the Proxy Agreement and Exclusive Option Agreement, which conveyed all shareholder rights held by the VIEs’ shareholders to WFOE or any person designated by WFOE and provided WFOE with a substantive kick-out right of the VIEs shareholders, and therefore meets the first criteria in ASC 810-10-25-38A.

In addition, the Company, through contractual arrangements with the WFOE, has both the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, and therefore meets the second criteria.

Through the Exclusive Support Service Agreement, VIEs engage WFOE as their exclusive technical and operational consultant with support services relating to the day-to-day operations of VIEs and under which WFOE is entitled to the service fee in an amount equivalent to the balance calculated as quarterly revenue minus expenses of its VIEs on a quarterly basis which is substantially all of the profits.  In addition, through the Equity Pledge Agreement, the shareholders of VIEs pledged all of their equity interests including the associated dividends and capital distribution rights in VIEs to WFOE as collateral to enforce their obligations under the Exclusive Support Service Agreement, Proxy Agreement and Exclusive Option Agreement as discussed above. As the equity interests of the VIEs are all pledged to the WFOE, the operating loss would reduce the value of the pledged equity so that the WFOE would be compensated with less proceeds from the disposal of the pledged equity if the VIEs or any of their shareholders were to breach any obligations under these agreements. As such, through these two agreements, the WFOE effectively assumes the obligation to absorb losses and has the right to receive benefits that are potentially significant to the entities. As such, the Company has concluded that it meets the second criteria specified in ASC 810-10-25-38A (b),

In response to the Staff’s comment, the Company has expanded the referenced disclosure on pages F-10 and F-11 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has expanded the disclosure on pages F-10 and F-11 of the Revised Draft Registration Statement to further elaborate how it is entitled to receive substantially all economic benefits attributable to VIEs or absorb a majority of the VIEs’ losses.

(ab) Segment Reporting, page F-25

21.                               We note you offer several products as disclosed on page 112. Please tell us how you considered the guidance in ASC 280-10-50-40 in providing disclosure regarding revenues by product.

The Company respectfully advises the Staff that it is aware of the following guidance under ASC 280-10-50-40:

A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

The Company considers the products sold through the online and offline retail pharmacy to be in the category of health and wellness, for which the Company has positioned itself as a one-stop shop in this particular product category. The disclosure on page 120 of the Revised Draft Registration Statement is intended to provide potential investors with an understanding of the range of health and wellness products that consumers can procure from its online and offline sales channels. The Company has not historically aggregated revenues by the subcategories described on page 120 of the Revised Draft Registration Statement for either internal or external purposes. However, in response to the Staff’s comment, the Company has been able to determine the revenues by five product categories and has added the disclosure in footnote 2(ab) on page F-27 of the Revised Draft Registration Statement.

Undertakings, page II-3

22.                               Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

In response to the Staff’s comment, the Company has made the referenced disclosure on page II-3 and II-4 of the Revised Draft Registration Statement.

Exhibit Index, page II-4

23.                               Please file your lease agreements for the facilities described on page 124. Refer to Item 8 of Form F-1.

The Company acknowledges the requirements under Regulation S-K Item 601 pursuant to Item 8 of Form F-1. The Company has filed as Exhibits 10.20 and 10.21 the material leases that are required under Regulation S-K Item 601.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+852) 3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Chen of Deloitte Touche Tohmatsu Certified Public Accountants LLP by telephone at (+86 21) 6141-2172 or via e-mail at jimmycchen@deloitte.com.cn.  Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Gang Yu, Executive Chairman, 111, Inc.
Junling Liu, Chairman and Chief Executive Officer, 111, Inc.
Weihao Xu, Chief Financial Officer, 111, Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Yan Chen, Freshfields Bruckhaus Deringer LLP
Valerie Ford Jacob, Partner, Freshfields Bruckhaus Deringer US LLP